UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of March 2026

Commission File Number: 001-41402

BRENMILLER ENERGY LTD.

(Translation of registrant’s name into English)

13 Amal St. 4th Floor, Park Afek

Rosh Haayin, 4809249 Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

CONTENTS

Press Release

On March 2, 2026, Brenmiller Energy Ltd. (the “Company”) issued a press release titled “Brenmiller Energy Completes Construction of its First Commercial Scale Boiler Replacement Project, Advancing 360BNRG Strategy”, a copy of which is included as Exhibit 99.1 to this Report of Foreign Private Issuer on Form 6-K (the “Report”) and is incorporated by reference herein.

Outstanding Share Capital

As previously reported by the Company, on July 25, 2025 the Company entered into a securities purchase agreement (the “SPA”) with Alpha Capital Anstalt (“Alpha”) pursuant to which the Company agreed to issue and sell to Alpha, subject to certain conditions, up to an aggregate of $25 million in securities across multiple tranches, consisting of preferred shares, pre-funded warrants, and ordinary warrants. On September 29, 2025, December 3, 2025, December 30, 2025 and February 13, 2026, the Company issued convertible preferred shares to Alpha. From December 22, 2025 to February 11, 2026, Alpha submitted to the Company various notices of conversion, for an aggregate of 3,262 preferred shares that were converted into 944,481 ordinary shares. As of the date of this Report, the Company has 1,496,311 ordinary shares issued and outstanding and 3,538 preferred shares issued and outstanding.

The first, second, third and fifth paragraphs and the section titled “Forward-Looking Statements” of the press release attached as Exhibit 99.1 to this Report as well as the information set forth under the heading “Outstanding Share Capital” in this Report are incorporated by reference into the Company’s Registration Statements on Form F-3 (File Nos. 333-289219, 333-283874, 333-272377, 333-273028, 333-290642, 333-292634 and 333-293660) and Form S-8 (File Nos. 333-272266, 333-278602, 333-284377 and 333-290040), filed with the Securities and Exchange Commission, to be a part thereof from the date on which this Report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit No.
99.1	Press release issued by Brenmiller Energy Ltd. dated March 2, 2026, titled “Brenmiller Energy Completes Construction of its First Commercial Scale Boiler Replacement Project, Advancing 360BNRG Strategy”.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Brenmiller Energy Ltd.

Date: March 2, 2026	By:	/s/ Ofir Zimmerman
		Name:	Ofir Zimmerman
		Title:	Chief Financial Officer

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